Exhibit 2.3

Description of American Depositary Receipts

Unless otherwise indicated, all references in this exhibit to the terms “we,” “us,” “our” and the “company” refer to Grupo Simec, S.A.B. de C.V., all references in this exhibit to “American Depositary Shares” and “ADSs” are to our American Depositary Shares, and all references to “American Depositary Receipts” and “ADRs” are to the American Depositary Receipts issued under our ADSs.

Unless otherwise indicated, the following summary assumes you own the ADSs directly by means of an ADS registered in your name and, as such, we refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs.

The following is a summary of the material provisions of the deposit agreement, dated as of June 30, 1993, as amended and restated as of February 20, 2003, among the company, The Bank of New York, as depositary, and all holders and beneficial owners from time to time of any ADRs. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you as an owner of our ADSs. For more complete information, you should read the entire deposit agreement and the ADR, which have been filed as exhibits to the post-effective amendment no. 1 to the registration statement on Form F-6 (File No. 033-48173) on February 20, 2003.

American Depositary Receipts

The Bank of New York Mellon, as depositary, will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent three series B shares (or a right to receive three series B shares) deposited with the principal Mexico office of BBVA Bancomer, S.A. de C.V., as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADRs will be administered and principal executive office is located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Mexican law governs shareholder rights. The depositary will be the holder of the series B shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

Dividends and Other Distributions

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on series B shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of series B shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the series B shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and any balance not distributable will be held by the depositary (without liability for interest thereon) and will be added to and become part of the next sum received by the depositary for distribution to ADR holders then outstanding. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Series B shares. The depositary may, with our approval and will if we request, distribute additional ADSs representing any series B shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell series B shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new series B shares.
•	Rights to purchase additional series B shares. If we offer holders of our securities any rights to subscribe for additional series B shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the series B shares on your behalf. The depositary will then deposit the series B shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by series B shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary series B shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, series B shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, series B shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our series B shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

The depositary will deliver ADSs if you or your broker deposit series B shares or evidence of rights to receive series B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

You may surrender your ADRs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the series B shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

Voting Rights

You may instruct the depositary to vote the number of series B shares your ADSs represent. Upon receipt of notice of any meeting or solicitation of consents or proxies, the depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote the series B shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to Mexican law and the provisions of our by-laws, to vote or to have its agents vote the series B shares or other deposited securities as you instruct. If the depositary does not receive voting instructions from you by the specified date, the depositary shall vote or cause to be voted the deposited securities in the same manner as directed by the majority of instructions which the Depositary has received for that meeting, or if no such instructions have been received or if there is no majority, the depositary shall vote or cause to be voted the deposited securities in the same manner as informed by us that the majority of deposited securities is voted as such meeting.

We cannot assure you that you will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your series B shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your series B shares are not voted as you requested.

Fees and Expenses

Persons depositing series B shares or ADR holders must pay:	For:

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•  Issuance of ADSs, including issuances resulting from a distribution of series B shares or rights or other property

•  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.02 (or less) per ADS	• Any cash distribution to you
• Registration or transfer fees	• Transfer and registration of series B shares on our series B share register to or from the name of the depositary or its agent when you deposit or withdraw series B shares

• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or series B share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

The depositary has agreed to reimburse us for expenses that we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary generally may refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The depositary may, and upon receipt of instructions from us will, refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs, by public or private sale, to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the par value of our series B shares • Reclassify, split up or consolidate any of the deposited securities	The series B shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal series B share of the new deposited securities.

• Distribute securities on the series B shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may, with our approval or at our request, deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, (except for taxes and other governmental) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until three months after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if 90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver series B shares and other deposited securities upon cancellation of ADRs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	agree to use our best judgment, good faith and diligence in the performance of our obligations specifically set forth in the deposit agreement;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person;
•	are not liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder or beneficial owner or any other person believed by it in good faith to be competent to give such advice or information.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of series B shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any series B shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with reasonable regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Series B shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying series B shares at any time except:

•	When temporary delays caused by closing our or the depositary’s transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends.
•	When you owe money to pay fees, taxes and similar charges.
•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of series B shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying series B shares. This is called a pre-release of the ADR. The depositary may also deliver series B shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying series B shares are delivered to the depositary. The depositary may receive ADRs instead of series B shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the series B shares or ADRs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.